Via Edgar

August 2, 2016

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Matthew Crispino, Staff Attorney Mitchell Austin, Staff Attorney

Re:	MassRoots, Inc.
Amendments No. 1 to and No. 2 to the Registration Statement on Form S-1
Each Filed June 10, 2016
File No. 333-210672

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments dated June 15, 2016 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 and Amendment No. 2 to its Registration Statement on Form S-1 filed with the Commission on June 10, 2016 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment #3 to the Registration Statement with the Commission (“Amendment”). Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Comment 1.	On page 81, you state that your officers and directors may sell some or all of the shares and will not register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Exchange Act Rule 3a4-1. We also note that you conducted an offering in November 2015 in which you stated that your officers and directors may sell shares in reliance upon Rule 3a4-1 (file no. 333-206731). Please confirm the availability of Exchange Act Rule 3a4-1 for your officers and directors. In this regard, we note that Exchange Act Rule 3a4-1(a)(4)(ii) requires an associated person of an issuer to not have participated in selling an offering of securities for any issuer more than once every 12 months.

Response:	The Company notes that Isaac Dietrich, the Company’s President and Chief Executive Officer, was the only officer or director to participate in the Company’s November 2015 offering. The Company confirms that only officers who have not participated in an offering during the prior 12 months will participate in the present offering. In addition, the Company has revised the cover page and the Plan of Distribution section of the prospectus to include the following disclosure: “Only Officers and Directors who are eligible to participate in the offering under Rule 3a4-1(a)(4)(ii) will be making solicitations”

Comment 2.	We note the revisions made to the legality opinion in response to prior comment 1. However, it appears the revised opinion does not opine on the legality of the units. Please provide a revised opinion. For guidance, consider Section II.B.1.h of our Staff Legal Bulletin No. 19.

Response:	In response to your comment, the Company has field a revised legal opinion which opines on the legality of the units. Please see Exhibit 5.1 filed along with the Amendment.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich